Exhibit 12

CONSTELLATION BRANDS, INC. AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES AND EARNINGS

TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS (a)

(in millions of dollars)

	For the Six Months Ended August 31,		For the Fiscal Years Ended February 28,			For the Fiscal Year Ended February 29, 2004	For the Fiscal Year Ended February 28, 2003
	2007	2006	2007	2006	2005
Earnings:
Income before provision for income taxes	$174.9	$258.5	$535.3	$477.3	$432.0	$344.4	$335.0
Plus fixed charges	177.7	130.8	288.6	207.1	152.8	169.8	112.9
Less interest capitalized	(1.6)	(1.1)	(2.6)	(0.9)	(1.3)	(1.8)	(0.9)

Earnings, as adjusted	$351.0	$388.2	$821.3	$683.5	$583.5	$512.4	$447.0

Fixed Charges:
Interest on debt and capitalized leases (b)	$170.8	$125.0	$276.7	$195.2	$141.2	$150.3	$107.0
Amortization of direct financing costs	3.2	2.7	5.2	6.2	7.7	16.1	3.7
Amortization of discount on debt	0.3	0.1	0.3	0.1	0.1	0.1	0.1
Interest element of rentals	3.4	3.0	6.4	5.6	3.8	3.3	2.1

Total fixed charges	177.7	130.8	288.6	207.1	152.8	169.8	112.9
Preferred stock dividends, adjusted to a pretax equivalent basis	—	8.2	7.9	14.4	15.3	9.0	—

Combined fixed charges and preferred stock dividends	$177.7	$139.0	$296.5	$221.5	$168.1	$178.8	$112.9

Ratio of Earnings to Fixed Charges	2.0x	3.0x	2.8x	3.3x	3.8x	3.0x	4.0x

Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends	2.0x	2.8x	2.8x	3.1x	3.5x	2.9x	4.0x

(a)

For the purpose of calculating the ratio of earnings to fixed charges, “earnings” represent income before provision for income taxes (adjusted, as appropriate, for equity in earnings of equity method investees) plus fixed charges less interest capitalized. “Fixed charges” consist of interest expensed and capitalized, amortization of debt issuance costs, amortization of discount on debt, and the portion of rental expense which management believes is representative of the interest component of lease expense. “Preferred stock dividends” consist of income before taxes that was required to pay the dividends on the Company’s previously outstanding Series A mandatory convertible preferred stock.

(b)

The Company adopted Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes – an interpretation of FASB Statement No. 109,” on March 1, 2007. The Company’s policy is to classify interest expense recognized on uncertain tax positions as income tax expense. The Company has excluded interest expense recognized on uncertain tax positions from the Ratio of Earnings to Fixed Charges and Earnings to Combined Fixed Charges and Preferred Stock Dividends.